Adorno & Yoss
a limited liability partnership
350 East Las Olas Boulevard, Suite 1700
Fort Lauderdale, Florida 33301-4217
phone: (954) 763-1200, fax: (954) 766-7800
www.adorno.com

July 21, 2005

VIA UPS EXPRESS

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Adam Halper Morgan Youngwood

Re:	Response to Comments on Airbee Wireless, Inc.
Form 10-KSB/A-2, Form 10-QSB/A and Form 8-K/A
(File No. 0-50918)

Dear Messrs. Halper and Youngwood

     On behalf of Airbee Wireless, Inc. (the “Company”), we hereby submit responses to the comment letter issued by the staff of the Securities and Exchange Commission dated July 13, 2005. Each of our responses has been numbered to be consistent with the staff’s comments on its comment letter. The appropriate responses have also been addressed within the Company’s Amendment No. 3 to Form 10-KSB Annual Report for the year ended December 31, 2004 and Amendment No. 2 to Form 10-QSB Quarterly Report for the three months ended March 31, 2005. References to the location of the revisions within the annual report have been included, where appropriate.

Form 10-KSB/A

Comment 1.

     The previous amendment to the Form 10-KSB and the current amendment to Form 10-KSB disclose the correct number of shares outstanding at December 31, 2004.

Comment 2.

     “Competition” and “The Market” discussions within the Business Section of the annual report have been further revised to differentiate the Company’s business segment and direct competitors. The Company believes that its products will not compete in the same market as WiFi and Bluetooth.

Atlanta	Boca Raton	Delray Beach	Miami

U.S. Securities and Exchange Commission
July 21, 2005

Comment 3.

     The Plan of Operations has been revised to clearly indicate that the transactions with Cornell Capital Partners and Montgomery Equity Partners were subsequent events.

Comment 4.

     The disclosure in the Liquidity and Capital Resources section has been revised to indicate that SEC reporting expenses are material.

Comment 5.

     The Plan of Operations section has been further expanded to explain current and proposed activities of the Company.

Comment 6.

     The intellectual property carried on the Company’s balance sheet under Intangible Assets pertains to the Medium Access (MAC) layer and the Physical (PHY) Layer, which are components within the Airbee-ZNS (ZigBee Network Stack).

     Because (1) the Company started development of the stack before the ZigBee Alliance finalized and released version 1.0 of the global specification on December 14, 2004, (2) the Company did not have any revenues from the sale of finished product (i.e., Airbee-ZNS), although it was offered for sale, and (3) the Company was a development stage company, the Company conservatively expensed under FASB 2, rather than capitalized, expenses associated with the development of all other components. The two components not expensed, but capitalized are indicated below. The MAC and PHY are components of a product, and not products in and of themselves. The carrying value of this IP on the balance sheet at March 31, 2005 is $165,975.

     On April 25, 2005, the commercial viability of the Airbee-ZNS (which contains the MAC and the PHY) under FASB 86 was established when a license was entered into with Radiocrafts AS of Norway. Accordingly, the Company will begin amortizing the carrying value of this software on a straight line basis over an assumed 16 year life beginning with the current fiscal quarter. The amount to be amortized for the period ended June 30, 2005 is currently estimated to be $2,593.36.

Atlanta	Boca Raton	Delray Beach	Miami

U.S. Securities and Exchange Commission
July 21, 2005

Comment 7.

     The analysis requested to show the calculation of the unearned compensation is as follows:

	Ramanujam Satagopon
Date Granted	10/19/2002

Number of options/shares granted	375,000	A

Fair Value of options/shares at date of issuance	0.22

Exercise Price	0.00004

Difference between Fair Value and Exercise Price	0.21996	B

Unearned Compensation = A x B	82,485.00

Note:	Ramanujam Satagopon’s options vested over a 6-year period with immediate vesting of the first installment. As a result, $13,748 is expensed per year.

Balance at 10/18/02	$—

Unearned Compensation	82,485.00

Vesting - 10/19/02	(13,748.00)

Balance - 12/31/02	68,737.00

Vesting - 10/19/03	(13,748.00)

Balance - 12/31/03	54,989.00

Vesting - 10/19/04	(13,748.00)

Balance - 12/31/04	$41,241.00

Atlanta	Boca Raton	Delray Beach	Miami

U.S. Securities and Exchange Commission
July 21, 2005

     The analysis of the restated cashless exercise is as follows:

Richard Sommerfeld		Exercised	Treasury	Value	Cash
Number of shares purchasable under option (Y)	2,003,049	2,003,049

Fair market value of one share at date of option (A)	$0.1139

Option price (B)	$0.04

Number of shares to be issued (X) = {Yx(A-B)}/A	1,299,608		703,441	51,984

		2,003,049	703,441	51,984	—

Eugene Sharer		Exercised	Treasury	Value	Cash
Number of shares purchasable under option (Y)	2,497,865	2,497,865

Fair market value of one share at date of option (A)	$0.1139

Option price (B)	$0.00004

Number of shares to be issued (X) = {Yx(A-B)}/A	2,496,988		877	100

		2,497,865	877	100	—

Ramanujam Satagopon		Exercised	Treasury	Value	Cash
Number of shares purchasable under option (Y)	124,990	124,990

Fair market value of one share at date of option (A)	$0.1139

Option price (B)	$0.00004

Number of shares to be issued (X) = {Yx(A-B)}/A	124,946		44	5

		124,990	44	5	—

Totals	3,921,542	4,625,904	704,362	52,089	—

Atlanta	Boca Raton	Delray Beach	Miami

U.S. Securities and Exchange Commission
July 21, 2005

     A revised schedule of common stock issuances and stock option grants is as follows:

	Issuance/					Compensation and Service
	Grant Date	Holder	# of Shares	Price	Fair Value	Expenses
Option Grant	8/16/2002	Sundaresan Raja	10,000,000	$0.00004	$0.00004	—

Option Grant	8/16/2002	Eugene Sharer	8,000,000	$0.00004	$0.00004	—

Option Grant	8/16/2002	Ramanujam Satagopan	375,000	$0.00004	$0.00004	—

Founder’s Grant	8/18/2002	Sundaresan Raja	21,625,000	$0.00004	$0.00004	$865.00

Founder’s Grant	10/18/2002	Eugene Sharer	1,359,550	$0.00004	$0.00004	$55.00

Founder’s Grant	10/18/2002	Ramanujam Satagopan	4,156,405	$0.00004	$0.00004	—

Stock Purchase	10/18/2002	Third Party Investor	50,000	$0.20000	$0.20000	N/A

Warrant Grant	12/17/2002	Third Party Investor	50,000	$0.20000	$0.20000	N/A

Warrant Grant	4/22/2003	Satya Akula	1,250,000	$0.04800	$0.00480	N/A

Stock Purchase	5/30/2003	Satya Akula	500,000	$0.08800	$0.08800	N/A

Founder’s Grant	8/4/2003	Richard Sommerfeld	125,000	$0.00004	$0.00004	$5.00

Warrant Grant	8/22/2003	Satya Akula	500,000	$0.12000	$0.01200	N/A

Stock Purchase	8/22/2003	Satya Akula	500,000	$0.08800	$0.08800	N/A

Stock Purchase	8/25/2003	Third Party Investor	56,668	$0.20000	$0.20000	N/A

Option Grant	9/1/2003	Richard Sommerfeld	3,000,000	$0.04000	$0.04000	—

Option Exercise	11/19/2003	Richard Sommerfeld	2,003,049	$0.04000	$0.11390	—

Stock Purchase	11/18/2003	Third Party Investor	166,960	$0.11380	$0.11380	N/A

Stock for Services	11/18/2003	Service Providers	3,617,854	$0.11380	$0.11380	$411,712.00

Option Exercise	12/4/2003	Eugene Sharer	2,497,865	$0.00004	$0.11390	—

Option Exercise	12/4/2003	Ramanujam Satagopan	124,990	$0.00004	$0.11390	—

Stock Purchase	1/23/2004	Third Party Investor	4,999,240	$0.11380	$0.11380	N/A

Stock Purchase	6/9/2004	Third Party Investor	31,250	$0.32000	$0.42000	N/A

Warrant Grant	6/9/2004	Third Party Investor	18,750	$1.83000	$0.42000	N/A

Option Grant	7/1/2004	Srini Krishnamurthy	3,000,000	$0.38000	$0.38000	—

Option Grant	11/18/2004	Sundaresan Raja	10,000,000	$0.22000	$0.18000	—

Option Grant	11/18/2004	Eugene Sharer	8,000,000	$0.22000	$0.18000	—

Option Grant	11/18/2004	Richard Sommerfeld	3,000,000	$0.22000	$0.18000	—

Option Grant	11/18/2004	Ramanujam Satagopan	3,000,000	$0.22000	$0.18000	—

Option Grant	11/18/2004	Srini Krishnamurthy	3,000,000	$0.22000	$0.18000	—

FORM 10-QSB/A

Comment 8.

     The quarterly report has been revised to provide a more detailed analysis on the results of operations.

Atlanta	Boca Raton	Delray Beach	Miami

U.S. Securities and Exchange Commission
July 21, 2005

Comment 9.

     The Form 10-QSB and Form 10-KSB have been revised to indicate that the Company’s disclosure controls and procedures were not effective for the period covered in the appropriate filings.

     We note the staff’s closing comments and have provided marked copies of the amended reports. We appreciate the cooperation and courtesies extended to us by the staff. If you require additional assistance, please let us know.

Sincerely, Brian A. Pearlman

BAP/sm

Encl.

Atlanta	Boca Raton	Delray Beach	Miami